**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**September 19, 2014**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**DISH Network Corporation – File No. 000-26176**
**DISH DBS Corporation – File No. 333-31929**

**CF#31208**

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      DISH Network Corporation and DISH DBS Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on May 8, 2014 and May 12, 2014 respectively.

      Based on representations by DISH Network Corporation and DISH DBS Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.1 | through May 9, 2024 |
| Exhibit 10.2 | through May 9, 2024 |
| Exhibit 10.3 | through May 9, 2024 |

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary